Filed by Pulmatrix, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pulmatrix, Inc.

Commission File No. 001-36199

Eos SENOLYTIX Presents Best-in-Class Preclinical Body Composition Data Highlighting Unique Muscle Mass Gains with MitoXcel™ Geropeptide PTC-2105 at the Sachs 2nd Annual Obesity & Cardiometabolic Innovation Forum

Multi-System Improvements in Healthspan with PTC-2105 Treatment Translate into Associated Significant Increases in Cancer-Specific and Overall Survival

HOUSTON, TX — June 5, 2026 — Eos SENOLYTIX, Inc. (“Eos” or the “Company”), a biotechnology company developing first-in-class mitochondrial-targeted gerotherapeutics designed to improve body composition, physical function, and metabolic health by targeting the underlying biological mechanisms of aging, is attending the Sachs 2nd Annual Obesity & Cardiometabolic Innovation Forum today at the Royal Sonesta Hotel in New Orleans, LA.

Kevin Slawin, MD the Founder and CEO of the Company, will participate on the “Platform Technologies Panel: Obesity & Cardiovascular–Kidney–Metabolic Disease” that will take place at 11:40 AM CDT in the South Ballroom. The session will be co-chaired by Jay Olson, Managing Director & Senior Analyst, Oppenheimer & Co. Inc. and Michael Rice, Expert Advisor, SVP, Cell & Gene Therapy, Lumanity.

Following the panel, Dr. Slawin will be presenting Eos’s groundbreaking MitoXcel™ geropeptide technology, including the Company’s extensive preclinical results, at 01:30 PM CDT – Track B – Room Regal Suite.

Presentation Highlights

Eos SENOLYTIX is a leader in the emerging field of gerotherapeutic medicines that target the root biological mechanisms of aging to improve healthspan. Strong scientific evidence shows that obesity is associated with aging, and in many cases can accelerate biological aging. Therapies targeting obesity have expanded rapidly in recent years, with most focused on GLP-1 receptor agonists, which are associated with both fat and lean mass loss, gastrointestinal side effects, and a rapid “rebound” weight regain following discontinuation. Unlike GLP-1 receptor agonists that focus on weight reduction alone, Eos’ proprietary MitoXcel™ platform is designed to restore mitochondrial membrane potential (ΔΨm), a central hallmark of aging, while selectively eliminating senescent cells through a dual-action mitochondrial-targeted mechanism.

Eos’s lead MitoXcel™ clinical candidate, PTC-2105, has demonstrated, in preclinical studies, dramatic improvements in body composition, including reductions in fat mass greater than seen with GLP-1s, gains in lean mass, and improvements in physical function, without reduced food intake or rapid rebound weight gain following discontinuation in animals approaching one year of treatment with a once-a-week subcutaneous (“SC”) injection either as monotherapy or in combination with GLP-1s. PTC-2105 brings a unique, proprietary adjunct or alternative to GLP-1s that may provide significant improvements in healthspan when administered either as monotherapy or in combination with GLP-1s:

●	First-in-Class Geropeptide Platform Targeting the Biology of Aging. Eos’s proprietary MitoXcel™ platform consists of proprietary mitochondrial-targeted geropeptides that improve body composition by increasing lean mass while reducing harmful abdominal/visceral fat, without directly targeting muscle or fat regulatory pathways, supporting a shift in obesity treatment, from simple weight loss towards the goal of achieving a healthier body composition.

●	Lead Clinical Candidate for Sarcopenia, Sarcopenic Obesity, and Age-Related Disease. Eos’s lead clinical candidate, PTC-2105, is designed to improve mitochondrial efficiency and selectively trigger apoptotic self-elimination of senescent cells. In preclinical studies, PTC-2105 increased lean muscle mass, reduced fat accumulation, and improved physical performance, supporting a differentiated profile beyond traditional weight-loss approaches.

●	Prevention of Age-Related Weight Gain. In naturally aging mice, PTC-2105 prevented age-related weight gain, driven primarily by fat accumulation, compared to saline-treated controls.

●	Blunted Rebound Weight Gain Following Treatment Discontinuation. Unlike semaglutide-treated animals, which regained weight within 1–2 weeks after treatment cessation to begin tracking back to saline-treated animals, PTC-2105-treated animals experienced a significantly attenuated rebound weight gain, tracking back to saline-treated animals only after approximately 10 weeks.

●	Immune System Rejuvenation and Cognitive Improvement. PTC-2105 selectively reduced senescent CD8+ T cells in naturally aging animals, a cell population implicated in age-related cognitive decline, resulting in improvements in cognitive function and reversal of pro-aging immune effects.

●	Prevention of the Terminal Decline of Aging. At approximately 120 weeks of age, saline-treated control mice enter a phase of severe physical and cognitive decline (“terminal decline of aging”), marked in part by rapid pathologic weight loss of about 25% and accelerated sarcopenia before death. PTC-2105-treated animals appear to avoid entering this stage. By contrast, animals previously cycled on and off SMG developed an aggressive, accelerated form of this terminal decline, characterized by >50% of weight loss, including an additional >15% loss of muscle mass, compared to saline-treated controls or PTC-2105-treated animals later cycled off therapy, both of which appeared to avoid this fate. In naturally aging DIO mice, prior SMG cycling may leave a lasting adverse effect, likely related to reduced muscle mass consistent with a sarcopenic phenotype.

●	Sarcopenia and Sarcopenic Obesity Represent a Large and Growing Unmet Medical Need. These conditions characterized by progressive muscle loss, often accompanied by obesity, affect tens of millions globally and are associated with increased frailty, morbidity, and healthcare burden, with no approved therapies currently available. While GLP-1 therapies reduce fat mass, approximately 25–40% of weight loss is lean mass, highlighting the need for therapies that improve overall body composition rather than just reduce BMI.

●	Broad Potential Across Age-Related Diseases. By targeting mitochondrial dysfunction and senescent cells, Eos’s MitoXcel™ platform has broad potential applicability across multiple age-related diseases, including metabolic, cognitive, neurodegenerative, and rare mitochondrial disorders, with the goal of improving healthspan.

●	Increased Overall and Cancer-Specific Survival in Naturally Aged Mice, with Statistically Significant Survival Benefit After 66 Weeks of Treatment (p=0.0142). Notably, in this ongoing study, 40% of mice in the PTC-2105 25 mg/kg cohort remain alive, healthy, and active at 146 weeks of age, compared to 100% mortality experienced by saline-treated controls by 137 weeks. More than just extending survival compared to controls, PTC-2105 pushes survival past the known limits of lifespan of C57Bl/6 mice, showcasing its profound gerotherapeutic potential.

PRECLINICAL DATA

PTC-2105 Increases Mouse Overall and Cancer-Specific Survival

Increased Lifespan

At Week 146, after 66 weeks of treatment with PTC-2105, starting at 80 weeks of age, there was a statistically significant increase in overall survival (p = 0.0142) in the 25 mg/kg SC 1X/week dose group.

Control Group Mortality

In contrast, 100% of negative control saline-treated mice had died by 137 weeks. Historically, over 95% of normal C57Bl/6 mice die of old age or cancer by 146 weeks.

Sustained Health Benefits

Remarkably, 40% of mice in the 25 mg/kg dose group and 30% in the 2.5 mg/kg dose group remain alive, and for the most part, healthy appearing, 9 weeks after all control mice had succumbed.

Overall Survival
Probability of Survival
100
50
0
0
20
40
60
80
Study Week
Log Rank
2.5 mg/kg vs Saline: 0.6042
25 mg/kg vs Saline: 0.0142
All saline-treated control mice dead of cancer or old age (137 weeks old)
Age (weeks)
80
100
120
140
160
p value < 0.05
p value < 0.10

Cancer-Specific Survival
Probability of Survival
100
50
0
0
20
40
60
80
Study Week
Competing Risks
2.5 mg/kg vs Saline : 0.0098
25 mg/kg vs Saline: : 0.0464
2.5 mg/kg, 1X
25 mg/kg, 1X
Saline, 1X
Age (weeks)
80
100
120
140
160

Current age of mice
Survival of C57BL/6J
(Xie K., Nature Comm, 2022)
Survival (%)
100
50
0
3 months
5 months
8 months
14 months
20 months
26 months
0
10
20
30
40
Age (months)
Age (weeks)
40
80
120
160

“We believe the obesity field will increasingly move beyond BMI and total weight loss to focus on the achievement of an optimal body composition—particularly directing attention towards effects on visceral fat and lean mass—which are important predictors of overall health and long-term survival,” said Dr. Kevin Slawin. “In multiple well-controlled preclinical studies in naturally aged mice, PTC-2105 preferentially reduced overall and visceral fat while increasing lean mass and improving multiple measures of physical function, all simply by targeting the underlying mitochondrial mechanisms of aging. Furthermore, we believe a true gerotherapeutic should provide a ‘lifespan extension dividend’ resulting from meaningful improvement in healthspan across a broad range of disease pathways, which is consistent with what we are seeing in long-term studies of PTC-2105 in treatment and control groups followed for more than one year.”

As previously reported, on March 26, 2026, Eos entered into a Merger Agreement with - Pulmatrix, Inc. (Nasdaq: PULM) (“Pulmatrix”). The proposed Merger is expected to close in the third quarter of 2026, subject to customary closing conditions. If the proposed Merger is completed, the business of Eos will continue as the business of the combined company under the new ticker symbol MTXL.

Additional information about the Merger Agreement was previously disclosed on a Current Report on Form 8-K filed by Pulmatrix with the SEC on March 27, 2026.

About Pulmatrix, Inc. Pulmatrix is a biopharmaceutical company that has focused on the development of novel inhaled therapeutic products intended to prevent and treat migraine and respiratory diseases with important unmet medical needs using its patented iSPERSE™ technology. The Company’s proprietary product pipeline includes treatments for central nervous system (“CNS”) disorders such as acute migraine and serious lung diseases such as Chronic Obstructive Pulmonary Disease (“COPD”) and allergic bronchopulmonary aspergillosis (“ABPA”). Pulmatrix’s product candidates are based on its proprietary engineered dry powder delivery platform, iSPERSE™, which seeks to improve therapeutic delivery to the lungs by optimizing pharmacokinetics and reducing systemic side effects to improve patient outcomes. For more on the Company’s inhaled product candidates please visit: https://www.pulmatrix.com/pipeline.html.

About Eos SENOLYTIX, Inc. Eos SENOLYTIX is a biotechnology company focused on developing first-in-class gerotherapeutic peptide medicines that target the underlying biological mechanisms of aging. Eos’s lead clinical candidates, PTC-2105 and PTC-2107, both proprietary MitoXcel™ geropeptides, have demonstrated the ability to rejuvenate naturally aged mice via two separate mechanisms, both via a single, aging-specific target, the mitochondrial membrane potential (MMP), also called the “Δψm”. These two mechanisms include (1) the return of the efficiency of mitochondrial. Merger-associated financings are expected to support advancement of the combined company’s pipeline through key clinical milestones. Eos is led by Kevin Slawin, M.D., Founder and Chief Executive Officer, a physician-scientist and serial biotechnology entrepreneur with decades of experience in translational medicine, drug development, and company formation. Dr. Slawin was the founder of Bellicum Pharmaceuticals, Inc., an early pioneer in CAR T cell therapies, and has founded and is currently leading multiple life sciences ventures focused on aging biology and mitochondrial therapeutics. He is supported by a team of experienced biotechnology executives, scientists, and advisors with prior leadership roles at major pharmaceutical companies, academic medical centers, and emerging biotechnology firms. For more information, visit https://eossenolytix.com

Forward-Looking Statements. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release are forward-looking statements. Forward-looking statements may be identified by words such as “anticipates,” “assumes,” “believes,” “can,” “could,” “estimates,” “expects,” “forecasts,” “guides,” “intends,” “is confident that,” “may,” “plans,” “seeks,” “projects,” “targets,” and “would,” and their opposites and similar expressions. Such forward-looking statements are based on the beliefs of management as well as assumptions made by and information currently available to management and include, but are not limited to, the Pulmatrix-Eos Proposed Merger. Forward-looking statements in this press release include, but are not limited to, statements regarding: the proposed Merger with Pulmatrix, Inc., including the expected timing of closing and the ability to satisfy customary closing conditions and obtain stockholder approval; the expected therapeutic benefits and clinical potential of PTC-2105; the anticipated advancement of the combined company’s pipeline through key clinical milestones; the ability to obtain Merger-associated financings; and the expected Nasdaq listing under the ticker symbol MTXL. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to: the risk that the conditions to closing of the proposed Merger are not satisfied, including the failure to obtain stockholder approval; uncertainties as to the timing of completion of the proposed Merger; risks related to the ability to obtain necessary financings to support the combined company’s operations; the risk that preclinical results may not translate into clinical outcomes; risks related to regulatory approvals and the timing thereof; risks related to maintaining the Nasdaq listing; and general market, economic, and business conditions. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements will be contained in the proxy statement/prospectus to be filed by Pulmatrix with the Securities and Exchange Commission in connection with the proposed Merger. Forward-looking statements speak only as of the date of this press release, and, except as required by law, neither Eos nor Pulmatrix undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

This communication relates to the proposed merger of PUOS Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Pulmatrix, Inc., a Delaware corporation (“Pulmatrix”), with and into Eos pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of March 26, 2026, by and among Pulmatrix, Merger Sub and Eos.

No Offer or Solicitation

This communication and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information about the Proposed Transaction Will be Filed with the SEC

This communication is not a substitute for the registration statement or for any other document that Pulmatrix may file with the SEC in connection with the proposed transaction. In connection with the proposed transaction, Pulmatrix intends to file relevant materials with the SEC, including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Pulmatrix. PULMATRIX URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PULMATRIX, EOS, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Pulmatrix with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transaction. In addition, investors and stockholders should note that Pulmatrix communicates with investors and the public using its website (https://www.pulmatrix.com/investors.html/).

Participants in the Solicitation

Pulmatrix, Eos and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction. Information about Pulmatrix’s directors and executive officers, including a description of their interests in Pulmatrix, is included in Pulmatrix’s most recent Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 26, 2026, subsequent Quarterly Reports on Form 10-Q filed with the SEC, including any information incorporated therein by reference, as filed with the SEC, and other documents that may be filed from time to time with the SEC. Additional information regarding these persons and their interests in the proposed transaction will be included in the proxy statement/prospectus relating to the proposed transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.